Exhibit 11.1

COMDISCO HOLDING COMPANY, INC.

COMPUTATION OF (LOSS) PER COMMON SHARE

(in thousands, except per share data)

Average common shares used in computing (loss) per common and common equivalent share were as follows:

	Three months ended December 31,
	2012	2011
Average common shares issued	4,029	4,029

Net (loss) to common stockholders	$(593)	$(575)

Basic and diluted (loss) per common share	$(0.15)	$(0.14)